BRIEF  REPORT  OF  FINANCIAL  RESULTS
〔under Japanese GAAP〕（Consolidated）
(Year ended March 31, 2017)
May 9, 2017
Registered
Company Name:           MINEBEA MITSUMI Inc.         Common Stock Listings:        Tokyo and Nagoya
Code No:                       6479                                                URL      http://www.minebeamitsumi.com/
Representative:  Yoshihisa Kainuma    Representative Director, President and Chief Executive Officer
Contact:              Satoshi Yoneda          Executive Officer, General Manager of Accounting Department
Date planned to hold ordinary general meeting of shareholders: June 29, 2017
Expected date of payment for dividends: June 30, 2017
Date planned to file report of securities: June 29, 2017	Phone: (03) 6758-6711
Preparation of supplementary explanation material for financial results : Yes
Holding of presentation meeting for financial results : Yes   (For Analyst)

(Amounts less than one million yen have been omitted.)
1. Business Performance (April 1, 2016 through March 31, 2017)
(1) Consolidated Results of Operations			(%: Changes from previous fiscal year)
	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Year ended March 31, 2017	638,926	4.8	49,015	(4.7)	48,393	3.7
Year ended March 31, 2016	609,814	21.8	51,438	(14.4)	46,661	(22.4)

	Income attributable to owners of the parent (millions of yen)	% Change	Net income per share (yen)	Diluted net income per share (yen)
Year ended March 31, 2017	41,146	13.1	107.33	105.64
Year ended March 31, 2016	36,386	(8.8)	97.26	92.35
(Notes) Comprehensive Income:	Year ended March 31, 2017:	40,612 million yen	323.2%
	Year ended March 31, 2016:	9,596 million yen	(86.7) %

	Return (net income) on equity (%)	Return (ordinary income) on assets (%)	Return (operating income) on sales (%)
Year ended March 31, 2017	14.9	8.8	7.7
Year ended March 31, 2016	15.9	9.8	8.4
(Reference) Income or loss on investments:	Year ended March 31, 2017:	(50) million yen
	Year ended March 31, 2016:	(21) million yen

(2) Consolidated Financial Position
	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
As of March 31, 2017	643,312	326,218	50.0	759.15
As of March 31, 2016	459,427	237,973	50.2	616.43
(Reference) Shareholders’ equity:	As of March 31, 2017:	321,364 million yen
	As of March 31, 2016:	230,785 million yen

(3) Consolidated Cash Flows
	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
Year ended March 31, 2017	83,125	(46,800)	(17,339)	78,832
Year ended March 31, 2016	43,582	(44,642)	(4,200)	29,141

2. Dividends
	Dividends per share					Total dividends (for the year) (millions of yen)	Dividends payout (total) (%)	Dividends on net assets (total) (%)
	End of first quarter (yen)	End of second quarter (yen)	End of third quarter (yen)	Year-end (yen)	For the year (yen)
Year ended March 31, 2016	―	10.00	―	10.00	20.00	7,562	20.6	3.3
Year ended March 31, 2017	―	7.00	―	7.00	14.00	5,629	13.0	2.0
Year ending March 31, 2018 (Forecast)	―	10.00	―	10.00	20.00		―

3. Prospect for the Next Fiscal Year (April 1, 2017 through March 31, 2018)
(%: Changes from corresponding period of previous fiscal year)
	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Six months ending Sep. 30, 2017	376,400	36.8	26,300	41.4	25,800	36.4
Year ending March 31, 2018	750,000	17.4	56,000	14.2	55,000	13.7

	Income attributable to owners of the parent (millions of yen)	% Change	Net income per share (yen)
Six months ending Sep. 30, 2017	19,400	52.2	45.83
Year ending March 31, 2018	41,500	0.9	98.03

*Notes
(1) Changes in significant subsidiaries during the year (Changes in certain subsidiaries resulting in change in the scope of consolidation): Yes
Anew:	1 company	MITSUMI ELECTRIC CO., LTD.
Exclusion:	1 company	SHANGHAI SHUN DING TECHNOLOGIES LTD.

 (2) Changes in accounting policy, changes in accounting estimates, and restatements
1. Changes in accounting policy associated with revision of accounting standards, etc: None
2. Changes in accounting policy other than 1: Yes
3. Changes in accounting estimates: Yes
4. Restatements: None
 (Notes) These cases fall within the scope of Article 14-7 (in the case of difficulty in distinguishing between the changes in accounting policy and the changes in accounting estimates) of the “Ordinance on Terminology, Forms, and Preparation Methods of Consolidated Financial Statements”. For details, please refer to “(5) Notes on Consolidated Financial Statements (Changes in Accounting Policy)” under “4. Consolidated Financial Statements and Major Notes” on page 22.

(3) Number of shares outstanding (Common stock)
1. Number of shares outstanding at end of year (Including treasury stock):
As of March 31, 2017:	427,080,606 shares
As of March 31, 2016:	399,167,695 shares
2. Number of treasury shares at end of year:
As of March 31, 2017:	3,758,595 shares
As of March 31, 2016:	24,775,093 shares
3. Average number of shares:
As of March 31, 2017:	383,378,305 shares
As of March 31, 2016:	374,106,139 shares

*Brief Report of Financial Results is not subject to an audit.

* Explanation for appropriate use of financial forecasts and other special remarks
(Caution Concerning Forward-Looking Statements)
The aforementioned forecasts are based on the information available as of the date when this information is disclosed as well as on the assumptions as of the disclosing date of this information related to unpredictable parameters that will most likely affect our future business performance. As such, this is not intended for the Company to give assurance that the said forecast number would be achieved. In other words, our actual performances are likely to differ greatly from these estimates depending on a variety of factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to (“1. Analysis of Operating Performance and Financial Position,” “(1) Analysis of Operating Performance”) on page 4 of the documents attached hereunder.
(Investor Briefing Materials for Analysts)
Investor briefing materials will be made available via our corporate website (http://www.minebeamitsumi.com/) on Tuesday, May 9, 2017.

Index

1. Analysis of Operating Performance and Financial Position	4
(1) Analysis of Operating Performance	4
(2) Analysis of Financial Position	6
(3) Basic Policy for Profit Sharing and Dividends for the Current and the Next Fiscal Years	6
(4) Risk Management	6

2. Condition of Group of Enterprises	9

3. Basic Rationale for Selection of Accounting Standards	10

4. Consolidated Financial Statements and Major Notes	11
(1) Consolidated Balance Sheets	11
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	13
(Consolidated Statements of Income)	13
(Consolidated Statements of Comprehensive Income)	14
(3) Consolidated Statements of Changes in Net Assets	15
(4) Consolidated Statements of Cash Flows	17
(5) Notes on Consolidated Financial Statements	19
(Notes on Going Concern Assumptions)	19
(Basis of Presenting Consolidated Financial Statements)	19
(Change in Accounting Policy)	22
(Change of Presentation)	22
(Additional Information)	22
(Consolidated Balance Sheets)	24
(Consolidated Statements of Income)	25
(Business Combination, etc.)	27
(Segment Information etc.)	29
(Per Share Data)	32
(Subsequent Events)	32

5. Others	33
(1) Amounts of Production, Orders Received, Sales	33
(2) Supplementary Financial Data for the Fiscal Year ended March 31, 2017	34

1. Analysis of Operating Performance and Financial Position
(1) Analysis of Operating Performance
1. Overview of the year
During the fiscal year under review, although the Japanese economy showed a gradual recovery in consumer spending backed by an improvement in employment and income conditions and increasing signs of a recovery in corporate production and exports, there was a growing sense of uncertainty about the future in the second half of the fiscal year due to concerns about the direction of policy taken by the new U.S. administration. The U.S. economy continued to grow moderately amid a recovery in domestic and foreign demand and heightened expectations concerning fiscal spending and tax cuts put forward by the new administration. The European economy remained robust across the board centered on internal demand, although Brexit has cast a shadow of uncertainty. Meanwhile, the sense of uncertainty in Asia cannot be cast aside despite the expectation that the Chinese economy will recover from its slowdown with the support of public investments.
Working against this backdrop, the MinebeaMitsumi Group has been concentrating on cutting costs, creating high-value-added products, developing new technologies, and enhancing its marketing approach to boost profitability further.
As a result, net sales increased by 29,112 million yen (4.8%) year on year to reach 638,926 million yen, a record high in net sales since the Company was founded. Operating income fell 2,423 million yen (-4.7%) year on year to total 49,015 million yen, and ordinary income was up 1,732 million yen (3.7%) year on year to total 48,393 million yen. Income attributable to owners of the parent increased 4,760 million yen (13.1%) year on year to reach 41,146 million yen, the highest level on record.
On January 27 2017, the Company performed a merger through a share exchange with MITSUMI ELECTRIC CO., LTD., which was included in the scope of consolidation from the merger date. The above figures include profit and losses of MITSUMI ELECTRIC CO., LTD. from the date of the merger, in addition to 14,619 million yen in bargain purchase (extraordinary gain) that arose due to business combination procedures, and a 6,196 million yen loss on  bonds redemption (extraordinary loss) due to buy-back in order to prevent a dilution of our shares.

Performance by segment is as follows:
Please be noted that the “MITSUMI business” has been recognized as a new reportable segment from this fiscal year as disclosed therein due to the business integration with MITSUMI ELECTRIC CO., LTD. through the acquisition of its shares.

Products in our Machined components segment include our anchor product line, ball bearings, in addition to mechanical components such as rod-end bearings used primarily in aircraft and hard disk drive (HDD) pivot assemblies, etc. as well as fasteners for automobiles and aircraft. Although sales of ball bearings to external customers hit a record high as demand for energy-efficient models equipped with safety devices soared in the automobile market, sales revenues dropped due to currency fluctuations as well as other factors. Rod-end bearing sales also fell due primarily to declining production of large models in the civil aircraft market as well as the negative impact of the foreign exchange market among other factors. Even though the HDD market is shrinking, pivot assembly sales were up, yet sales revenues dropped due to currency fluctuations as well as other factors.
As a result, net sales decreased 7,501 million yen (-4.6%) year on year to reach 156,310 million yen, and operating income fell 1,707 million yen (-4.2%) year on year, to total 39,147 million yen.

The core products of our Electronic devices and components segment include electronic devices (LED backlights for LCDs, sensing devices (measuring components), etc.), HDD spindle motors, stepping motors, DC motors, air movers (fan motors), precision motors, and special devices. Demand for our LED backlights for LCDs that offer a technological advantage in thin smartphones continued to soar. While sales of stepping motors and other motors grew mainly in the automobile market, sales revenues were down due to currency fluctuations, etc.
As a result, net sales decreased 3,852 million yen (-0.9%) year on year to reach 441,615 million yen, and operating income fell 438 million yen (-2.0%) year on year, to total 21,898 million yen.

The main products in the MITSUMI business are semiconductor devices, optical devices, mechanical parts, high frequency components and power supply components. Camera actuators, and products for smartphones such as switches and protection IC performed well in North America and China. Sales of automotive products such as antennas, communication modules and connectors have also increased.
As a result, net sales for the fiscal year under review were 40,342 million yen, and operating income was 2,315 million yen.

Machines produced in-house are the main products in our Other business segment. Net sales increased 122 million yen (22.8%) year on year to reach 658 million yen, and the operating loss was up 4 million yen, to total 120 million yen.

In addition to the figures noted above, 14,223 million yen in corporate expenses, etc. not belonging to any particular segment has been recorded as adjustments. Adjustments for the previous fiscal year amounted to 11,627 million yen.

2. Outlook for the next fiscal year
The Japanese economy is showing a moderate turnaround due to steady domestic and overseas demand, and improvements in corporate profits, etc. but concerns over foreign exchange remain due to heightening global geopolitical risk. The U.S. economy is expected to remain firm with the employment and income environment steadily improving, although there is growing concern about the new administration’s ability to implement policy. Solid economic growth driven by internal demand is expected to continue in the European economy, but Brexit negotiations, elections in France and Germany, and subsequent political movements are cause for substantial uncertainty. The Chinese economy is expected to remain firm due to factors such as the expansion of infrastructure investment, although there are concerns about trade negotiations with the U.S.
Under such conditions, sales are projected to total 750,000 million yen, operating income 56,000 million yen, ordinary income 55,000 million yen, and income attributable to owners of the parent 41,500 million yen.

Outlook by segment for the full year is as follows:

Machined components
We will continue to work on boosting performance of the ball bearing business, our anchor business line, by aggressively expanding sales targeting the automobile, information and telecommunications equipment industries, etc. while significantly improving productivity as demand picks up across the globe. Furthermore, we will also boost productivity in the rod-end bearing business by fundamentally revising production methods, and also work to boost sales in the aircraft market expected to grow in small and medium aircraft.

Electronic devices and components
We are continuing to supply high value-added LED backlights for LCDs featuring ultra-thin light guide plates to the smartphone market, and will increase sales of products for automobiles, which is a market that is expected to grow. Working with an eye to enhancing the performance of our stepping motor business, we will zero in on enhancing quality and cutting costs as we work to increase sales of high value-added products for automobiles, servers, and other applications.

MITSUMI business
As greater functionality is brought to camera actuators, and smartphone -related products such as switches, we will maintain and improve quality while increasing productivity in an effort to further increase sales. In automotive products such as antennas, communication modules and connectors, we will expand our lineup in addition to establishing a global production and supply system in an effort to improve performance. In addition, we will create substantial synergies utilizing the scale of our group as a whole such as expanding sales, reducing material and logistics costs, and development of new products to be more competitive.

Other
We will concentrate on enhancing the accuracy of machine made in-house in order to improve production efficiency for the departments that produce finished products and bring quality to new heights.

(2) Analysis of Financial Position
1. Assets, Liabilities, and Net Assets
Our Group sees “strengthening our financial position” as a top priority and is taking various steps, such as efficient asset management, controlling capital investments, and reducing interest-bearing debt.
Besides, acquisition of MITSUMI ELECTRIC CO., LTD. and its subsidiaries which are consolidated from this fiscal year is influencing an increase or decrease of assets and liabilities.
Total assets at the end of the consolidated fiscal year under review amounted to 643,312 million yen, up 183,885 million yen over what it was at the end of last fiscal year. The main reason for this uptick includes an increase in cash and deposits, and an increase in notes and accounts receivable.
Total liabilities at the end of the consolidated fiscal year under review amounted to 317,093 million yen, with a year on year increase of 95,639 million yen. This was primarily due to an increase in notes and accounts payable and an increase in bonds.
Net assets totaled 326,218 million yen, resulting in an equity ratio of 50.0%, down 0.2 percentage points year on year.

2. Condition of cash flows
The balance of cash and cash equivalents at the end of the consolidated fiscal year under review totaled 78,832 million yen, up 49,690 million yen from what it was at the end of the previous fiscal year due to an increase of 32,472 million yen arising from the consolidation of MITSUMI ELECTRIC CO., LTD. and its subsidiaries.
Cash flows from various business activities during the consolidated fiscal year under review and relevant factors were as follows:
Net cash provided by operating activities totaled 83,125 million yen. That amounts to a 39,543 million yen year on year rise due to income before income taxes, changes in inventories, notes and accounts receivable, notes and accounts payable and depreciation and amortization costs, as well as the occurrence of a gain on bargain purchase, etc. Net cash used for investment activities increased 2,158 million yen year on year to total 46,800 million yen due primarily to the acquisition of marketable securities and tangible fixed assets. Net cash from financing activities totaled 17,339 million yen, due to increases and decreases in debt as well as the issuance and redemption of bonds, etc. leading to a 13,139 million yen year on year increase in cash outflows.

(3) Basic Policy for Profit Sharing and Dividends for the Current and the Next Fiscal Years
Sharing profits with our shareholders is job one at MinebeaMitsumi. That’s why our basic dividend policy gives priority to enhancing equity efficiency and improving returns to our shareholders. Dividends, while reflecting performance, are determined in light of the overall business environment and with an eye to maintaining a stable and continuous distribution of profits.
During the consolidated fiscal year under review we paid an interim dividend of 7 yen per share in December 2016.
Keeping in line with our basic policy, we intend to make a proposal at this coming June’s 71st ordinary general meeting of shareholders to pay a 7-yen-per-share year-end dividend for the consolidated fiscal year.
Furthermore, next fiscal year, we expect to pay an interim dividend of 10 yen per share and a year-end dividend of 10 yen per share for an annual dividend payout of 20 yen.
.
(4) Risk Management
The MinebeaMitsumi Group recognizes a variety of risks and uncertainties that have the potential to affect its operating results and/or financial position.
Future risks mentioned in this document are those recognized by the MinebeaMitsumi Group as of the end of the current fiscal year.

1. Market risk
The principal markets for MinebeaMitsumi products, including those for PCs and peripheral equipment, information and telecommunications equipment and household electrical appliances, are intensely competitive both in and outside of the country and are subject to significant fluctuations in demand. Our operating results and financial position are vulnerable to these fluctuations.

2. Foreign exchange risk
Since a significant portion of our consolidated net sales and production occur outside Japan, our business is vulnerable to risks associated with fluctuations in foreign currency exchange rates. We have entered into various currency exchange contracts and other derivatives transactions to hedge these risks, but fluctuations in foreign currency exchange rates may affect our operating results and/or financial position over the long term.

3. R&D risk
While we focus on R&D to introduce a constant stream of new, high-quality products, we may not reap a financial reward from our R&D investments. There are no guarantees that our R&D efforts will come to fruition.

4. Legal risk
The Legal Department is responsible for managing risk related to lawsuits and other legal actions brought in relation to MinebeaMitsumi Group operations in Japan and/or overseas. We are subject to the risk that lawsuits or other actions with the potential to affect our operating results and/or financial position may be brought against us in the future.

5. Risk related to price negotiations
We continue to face intense competition from lower-priced products made overseas. We are subject to the risk that we will be unable to maintain or increase our market share should market needs shift to low-priced products.

6. Risk related to raw materials and logistics costs
We purchase a variety of materials from external suppliers. While we work with an eye to maintaining optimal inventory volumes along with access to a steady supply of materials at stable prices, rising material prices could affect our operating results and/or financial position.

7. Latent risk related to operations overseas
The MinebeaMitsumi Group’s manufacturing activities are conducted primarily in Thailand, China, Philippines and Cambodia. While we have been operating in these countries for quite some time, overseas operations are always subject to the following risks (any of which could have a negative impact on our operating results and/or financial position):
(a) Unexpected changes to laws or regulations
(b) Difficulty in attracting and securing qualified human resources
(c) Acts of terrorism or war, or other occurrences that could disrupt social order.

8. Risk related to natural and other disasters
If an earthquake, flood, or other natural disaster, as well as nuclear plant accident, or outbreak of a new type of infectious disease were to affect the operational bases of the MinebeaMitsumi Group or its suppliers, it could have a significant impact on our production and sales activities.

9. Risk related to compliance and internal controls
We engage in a wide range of businesses all around the world and are subject to the laws and regulations that are in effect in each region. We have established and operate appropriate internal control systems needed to achieve our objectives. While these systems provide reasonable assurance that the methods used to prepare our financial statements are appropriate and in compliance with relevant laws, they cannot provide an absolute guarantee that all our objectives will be met. They are also not a guarantee that all potential risks we may face in the future, including legal violations, will be avoided. Changes in laws and regulations, including the interpretation or enforcement thereof, may make compliance more complex and could even incur higher costs related to compliance.

10. Losses related to competition laws
As already announced, some of our consolidated subsidiaries have been investigated by competition authorities for the alleged infringement of competition laws related to the trading of small-sized ball bearing products, etc.
A class action suit was filed in Canada against MinebeaMitsumi and its subsidiaries in relation to these investigations, which have already been completed.
Depending on the outcome of the above-mentioned lawsuit, we may incur losses from compensation for damages. However, we can neither reasonably project the amount of said losses at this time nor predict whether they will affect our operating performance or financial standing.

11. Risk related to accrued post-retirement benefit and pension costs
Although the MinebeaMitsumi Group maintains multiple defined benefit pension plans, the fair value of pension assets may decrease due to a low rate of return on a pension fund, or pension costs may increase due to an increase in the pension obligation and a decline in the funded status following a change in preconditions such as the discount rate.

12. Environmental risk
Our business is subject to various environmental laws and regulations that are in effect in the regions where we operate. Although we pay due attention to ensuring compliance with all such laws and regulations, we could be subject to losses in the event that an incident involving environmental contamination were to occur or in the event that the possibility of such an incident were to arise.

13. Risk related to M&As and alliances
While we are continually seeking M&A and alliance opportunities, M&As and alliances may not produce the results initially expected or an alliance may not be maintained due to a conflict of interest with respect to strategies, etc. We may provide an alliance partner with financial support if its financial health deteriorates or for other reasons which in turn could adversely affect our business performance and financial condition.

14. Quality risk
Our products are used across a wide range of industries, especially for applications that require a high degree of precision (including end products that could affect human health and safety such as automobiles, aircraft, medical devices, etc.). We recognize the social responsibility we bear and have a system in place to ensure our products are of the highest quality. However, if any of our products were found to be defective and resulted in a serious accident, the suspension of our customers’ manufacturing operations, or a product recall, we could incur significant expenses, or lose public confidence, any of which could result in a material adverse effect on our operating results and financial status.

15. Information management risk
Through the course of our business operations, we obtain large amounts of important information, including personal information. While we maintain information security policies that prevent the undesired disclosure as well as unintended use of information, a security breach could occur due to unforeseen circumstances. Addressing such an incident could incur huge losses and expose us to the risk of losing public confidence.

2. Condition of Group of Enterprises
The MinebeaMitsumi Group consists of MINEBEA MITSUMI Inc. (the Company) and 96 related companies (89 consolidated subsidiaries, 7 non-consolidated subsidiaries). The MinebeaMitsumi Group produces and sells machined components and electronic devices and components, and products of the MITSUMI Business.
The Company along with its domestic consolidated subsidiaries as well as its consolidated subsidiaries in the U.S., Europe and Asia are responsible for production. The Company markets its products directly to customers in Japan, while overseas marketing is handled through its subsidiaries and branches in the U.S., Europe and Asia.

Manufacturing and sales companies within each segment
Segments	Main products	Manufacturing companies	Sales companies
Machined components	Bearings Rod-end bearings and fasteners Mechanical components	MINEBEA MITSUMI Inc. NMB-Minebea Thai Ltd. MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD. New Hampshire Ball Bearings, Inc. NMB SINGAPORE LIMITED myonic GmbH NMB-MINEBEA UK LTD	MINEBEA MITSUMI Inc. NMB Technologies Corporation NMB-Minebea-GmbH NMB-Minebea Thai Ltd. MINEBEA (HONG KONG) LIMITED NMB KOREA CO., LTD. New Hampshire Ball Bearings, Inc. Minebea Intec GmbH
Electronic devices and components	Electronic devices Motors Sensing devices
MINEBEA MITSUMI Inc.
NMB-Minebea Thai Ltd.
MINEBEA ELECTRONICS & HI-TECH
COMPONENTS (SHANGHAI) LTD.
MINEBEA ELECTRONIC DEVICES (SUZHOU) LTD.
MINEBEA ELECTRONICS MOTOR (MALAYSIA)
SDN.BHD.
MINEBEA ELECTRONICS MOTOR
(ZHUHAI) CO., LTD.
MINEBEA (CAMBODIA) Co., Ltd.
Precision Motors Deutsche Minebea GmbH
MOATECH CO., LTD.
Minebea Intec GmbH

MITSUMI business	Semiconductor devices Optical devices Mechanical parts	MITSUMI ELECTRIC CO., LTD. CEBU MITSUMI, INC. ZHUHAI MITSUMI ELECTRIC CO., LTD. TIANJIN MITSUMI ELECTRIC CO., LTD. QINGDAO MITSUMI ELECTRONICS CO., LTD. .	MINEBEA MITSUMI Inc. MITSUMI ELECTRIC CO., LTD. MITSUMI CO., LTD. MITSUMI ELECTRONICS CORPORATION MITSUMI ELECTRONICS EUROPE GmbH

3.Basic Rationale for Selection of Accounting Standards
For the upcoming application of IFRS in the near future, we are in the process of developing the system.

4. Consolidated Financial Statements and Major Notes
(1) Consolidated Balance Sheets
(Amount: millions of yen)
	As of March 31, 2016	As of March 31, 2017
ASSETS

Current assets	249,820	405,574
Cash and deposits	39,594	93,125
Notes and accounts receivable	92,275	171,190
Marketable securities	1,545	1,840
Finished goods	39,717	33,394
Work in process	29,873	32,961
Raw materials	18,799	36,116
Supplies	4,939	7,566
Goods in transit	9,681	10,351
Deferred tax assets	4,016	5,846
Other	9,557	13,783
Allowance for doubtful receivables	(179)	(654)

Fixed assets	209,597	237,426
Tangible fixed assets	177,993	199,584
Buildings and structures	146,446	157,284
Machinery and transportation equipment	312,225	326,758
Tools, furniture and fixtures	51,198	55,670
Land	25,573	34,296
Leased assets	366	261
Construction in progress	6,250	7,314
Accumulated depreciation	(364,068)	(382,003)
Intangible assets	12,905	13,403
Goodwill	5,721	4,714
Other	7,184	8,689
Investments and other assets	18,699	24,438
Investment securities	8,760	8,970
Long-term loans receivable	240	300
Deferred tax assets	7,643	9,249
Other	2,076	6,340
Allowance for doubtful receivables	(22)	(421)

Deferred asset	9	311

Total assets	459,427	643,312

(Amount: millions of yen)
	As of March 31, 2016	As of March 31, 2017
LIABILITIES

Current liabilities	165,424	200,128
Notes and accounts payable	35,807	86,570
Short-term debt	66,165	49,660
Current portion of bonds	10,000	―
Current portion of Convertible bond-type bonds with subscription rights to shares	7,700	―
Current portion of long-term debt	13,479	17,916
Lease obligations	64	69
Asset retirement obligations	―	2
Accrued income taxes	5,385	4,621
Accrued bonuses	6,157	7,879
Accrued bonuses for directors	180	180
Provision for after-care of products	302	34
Provision for environmental remediation expenses	463	407
Provision for business restructuring losses	216	80
Other	19,502	32,706

Long-term liabilities	56,029	116,965
Bonds	―	15,000
Convertible bond-type bonds with subscription rights to shares	―	20,501
Long-term debt	39,765	60,933
Lease obligations	45	84
Asset retirement obligations	―	52
Provision for retirement benefits for executive officers	187	175
Provision for environmental remediation expenses	513	364
Net defined benefit liability	13,246	15,683
Other	2,271	4,169
Total liabilities	221,454	317,093

NET ASSETS

Shareholders’ equity	279,914	371,043
Common stock	68,258	68,258
Capital surplus	95,772	144,218
Retained earnings	125,133	159,910
Treasury stock	(9,249)	(1,345)
Accumulated other comprehensive income	(49,129)	(49,678)
Difference on revaluation of available-for-sale securities	588	1,233
Deferred gains or losses on hedges	283	1,031
Foreign currency translation adjustments	(47,390)	(50,290)
Remeasurements of defined benefit plans	(2,611)	(1,653)
Subscription rights to shares	130	30
Non-controlling interests	7,058	4,823
Total net assets	237,973	326,218

Total liabilities and net assets	459,427	643,312

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income
(Consolidated Statements of Income)
(Amount: millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017

Net sales	609,814	638,926
Cost of sales	486,671	513,077
Gross profit	123,143	125,849
Selling, general and administrative expenses	71,704	76,833
Operating income	51,438	49,015

Other income	1,765	1,864
Interest income	532	492
Dividends income	175	172
Rent income of fixed assets	270	294
Dividends from insurance	206	199
Other	581	704

Other expenses	6,542	2,486
Interest expenses	1,168	878
Foreign exchange losses	3,112	140
Share of loss of entities accounted for using equity method	21	50
Other	2,240	1,416
Ordinary income	46,661	48,393

Extraordinary gain	4,431	15,149
Gain on sales of fixed assets	37	211
Insurance income	3,337	―
Government subsidy	973	―
Gain on liquidation of affiliates	83	―
Gain on sales of affiliates	―	275
Gain on bargain purchase	―	14,619
Gain on reversal of subscription rights to shares	―	42

Extraordinary loss	4,130	15,069
Loss on sales of fixed assets	19	167
Loss on disposal of fixed assets	118	1,926
Loss on reduction of fixed assets	928	―
Impairment loss	6	3,921
Loss on disaster	137	―
Loss on liquidation of affiliates	―	1,270
Loss on sales of affiliates	―	2
Business restructuring losses	514	9
Settlement loss of retirement benefit plan	1,465	―
Loss for after-care of products	356	12
Loss related to Anti-Monopoly Act	17	―
Settlement loss	―	1,096
Provision for environmental remediation expenses	567	467
Loss on bonds redemption	―	6,196
Income before income taxes	46,963	48,473

Income taxes
Income taxes (including enterprise tax)	12,757	8,421
Income taxes for prior periods	―	1,350
Adjustment of income taxes	(2,393)	(2,798)
Total income taxes	10,363	6,972
Net income	36,599	41,500
Income attributable to non-controlling interests	212	354
Income attributable to owners of the parent	36,386	41,146

 (Consolidated Statements of Comprehensive Income)
(Amount: millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017

Net income	36,599	41,500

Other comprehensive income:
Difference on revaluation of available-for-sale securities	(1,048)	613
Deferred gains or losses on hedges	285	748
Foreign currency translation adjustments	(26,704)	(3,035)
Remeasurements of defined benefit plans	601	957
Share of other comprehensive income of associates accounted for using the equity method	(137)	(172)
Total other comprehensive income	(27,003)	(887)

Comprehensive income	9,596	40,612

Comprehensive income attributable to:
Owners of the parent	9,939	40,597
Non-controlling interests	(342)	15

(3) Consolidated Statements of Changes in Net Assets
(Year ended March 31, 2016)
(Amount: millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at beginning of current fiscal year	68,258	95,237	94,730	(9,406)	248,820
Changes
Cash dividend from retained earnings			(5,983)		(5,983)
Income attributable to owners of the parent			36,386		36,386
Purchase of treasury stocks				(8)	(8)
Disposal of treasury stocks		534		165	700
Changes (net) in non-shareholders’ equity items
Total changes	―	534	30,402	156	31,094
Balance at end of current fiscal year	68,258	95,772	125,133	(9,249)	279,914

	Accumulated other comprehensive income					Subscription rights to shares	Non-controlling interests	Total net assets
	Difference on revaluation of available for sale securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Remeasure -ments of defined benefit plans	Total accumulated other comprehensive income
Balance at beginning of current fiscal year	1,677	(2)	(21,144)	(3,213)	(22,682)	127	7,413	233,679
Changes
Cash dividend from retained earnings								(5,983)
Income attributable to owners of the parent								36,386
Purchase of treasury stocks								(8)
Disposal of treasury stocks								700
Changes (net) in non-shareholders’ equity items	(1,088)	285	(26,246)	601	(26,447)	2	(355)	(26,800)
Total changes	(1,088)	285	(26,246)	601	(26,447)	2	(355)	4,293
Balance at end of current fiscal year	588	283	(47,390)	(2,611)	(49,129)	130	7,058	237,973

(Year ended March 31, 2017)
(Amount: millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at beginning of current fiscal year	68,258	95,772	125,133	(9,249)	279,914
Changes
Cash dividend from retained earnings			(6,368)		(6,368)
Income attributable to owners of the parent			41,146		41,146
Purchase of treasury stocks				(14)	(14)
Disposal of treasury stocks		617		333	950
Capital increase of consolidated subsidiaries		(48)			(48)
Change in ownership interest of parent due to transactions with non-controlling interests		436			436
Changes share exchanges		47,418		7,585	55,004
Exercise of subscription rights to shares		23			23
Change (net) in non-shareholder’s equity items
Total changes	―	48,446	34,777	7,904	91,128
Balance at end of current fiscal year	68,258	144,218	159,910	(1,345)	371,043

	Accumulated other comprehensive income					Subscription rights to shares	Non-controlling interests	Total net assets
	Difference on revaluation of available for sale securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Remeasure -ments of defined benefit plans	Total accumulated other comprehensive income
Balance at beginning of current fiscal year	588	283	(47,390)	(2,611)	(49,129)	130	7,058	237,973
Changes
Cash dividend from retained earnings								(6,368)
Income attributable to owners of the parent								41,146
Purchase of treasury stocks								(14)
Disposal of treasury stocks								950
Capital increase of consolidated subsidiaries								(48)
Change in ownership interest of parent due to transactions with non-controlling interests								436
Changes share exchanges								55,004
Exercise of subscription rights to shares								23
Change (net) in non-shareholder’s equity items	644	748	(2,899)	957	(548)	(99)	(2,234)	(2,883)
Total changes	644	748	(2,899)	957	(548)	(99)	(2,234)	88,245
Balance at end of current fiscal year	1,233	1,031	(50,290)	(1,653)	(49,678)	30	4,823	326,218

(4) Consolidated Statements of Cash Flows
(Amount: millions of yen)
		Year ended March 31, 2016	Year ended March 31, 2017
1.	Cash flows from operating activities:
	Income before income taxes	46,963	48,473
	Depreciation and amortization	34,787	28,164
	Impairment loss	21	3,921
	Amortization of goodwill	969	1,099
	Loss on disaster	137	―
	Settlement loss of retirement benefit plan	1,465	―
	Loss related to Anti-Monopoly Act	17	―
	Settlement loss	―	1,096
	Loss on bonds redemption	―	6,196
	Gain on bargain purchase	―	(14,619)
	Share of loss (profit) of entities accounted for using the equity method	21	50
	Insurance income	(3,337)	―
	Government subsidy	(973)	―
	Interest and dividends income	(707)	(665)
	Interest expenses	1,168	878
	Loss (gain) on sales of fixed assets	(18)	(44)
	Loss on disposal of fixed assets	118	1,926
	Loss on reduction of fixed assets	928	―
	Loss (gain) on sales of affiliates	―	(273)
	Loss (gain) on liquidation of affiliates	(83)	1,270
	Decrease (increase) in notes and accounts receivable	11,176	(15,179)
	Decrease (increase) in inventories	(21,119)	25,847
	Increase (decrease) in notes and accounts payable	(19,019)	6,478
	Increase (decrease) in allowance for doubtful receivables	(704)	657
	Increase (decrease) in accrued bonuses	344	1,064
	Increase (decrease) in accrued bonuses for directors	(21)	―
	Increase (decrease) in net defined benefit liability	(299)	(721)
	Increase (decrease) in provision for retirement benefits for executive officers	4	(11)
	Increase (decrease) in provision for after-care of products	(43)	(267)
	Increase (decrease) in provision for environmental remediation expenses	(24)	(184)
	Increase (decrease) in provision for business restructuring losses	(360)	(119)
	Other	7,446	90
	Sub-total	58,857	95,131
	Interest and dividends received	684	699
	Interest paid	(1,158)	(921)
	Income taxes paid	(15,764)	(12,487)
	Proceeds from income taxes refund	223	703
	Payments related to Anti-Monopoly Act	(2,164)	―
	Proceeds from insurance income	2,904	―
	Net cash provided by operating activities	43,582	83,125

(Amount: millions of yen)
		Year ended March 31, 2016	Year ended March 31, 2017
2.	Cash flows from investing activities:
	Payments into time deposits	(16,418)	(19,297)
	Proceeds from withdrawal of time deposits	14,019	15,951
	Purchase of marketable securities	―	(13,896)
	Proceeds from sales of marketable securities	34	29
	Purchase of tangible fixed assets	(40,136)	(29,216)
	Proceeds from sales of tangible fixed assets	664	2,420
	Purchase of intangible assets	(2,243)	(2,063)
	Purchase of investment securities	(1,650)	(1,997)
	Proceeds from sales of investment securities	38	11
	Proceeds from redemption of investment securities	1,438	1,473
	Purchase of investments in subsidiaries resulting in change in scope of consolidation	(257)	(1,032)
	Proceeds from sales of stocks of subsidiaries and affiliates	―	1,249
	Payments for loans provided	(216)	(296)
	Proceeds from collection of loans receivables	115	122
	Other	(30)	(257)
	Net cash used in investing activities	(44,642)	(46,800)

3.	Cash flows from financing activities:
	Net increase (decrease) in short-term debt	22,109	(39,470)
	Proceeds from long-term debt	―	39,005
	Repayment of long-term debt	(20,897)	(13,481)
	Proceeds from issuance of bonds	―	14,680
	Redemption of bonds	―	(10,000)
	Purchase of treasury stock	(8)	(14)
	Proceeds from disposal of treasury stock	700	937
	Cash dividends paid	(5,983)	(6,368)
	Dividends paid to non-controlling in interests	―	(62)
	Payments from changes in ownership interest in subsidiaries that do not result in change in scope of consolidation	―	(2,486)
	Repayment of lease obligations	(119)	(78)
	Other	―	0
	Net cash used in financing activities	(4,200)	(17,339)
4.	Effect of exchange rate changes on cash and cash equivalents	(1,735)	(1,765)
5.	Net increase (decrease) in cash and cash equivalents	(6,996)	17,218
6.	Cash and cash equivalents at beginning of year	36,137	29,141
7.	Increase in cash and cash equivalents from newly consolidated subsidiary	―	32,472
8.	Cash and cash equivalents at end of year	29,141	78,832

(5) Notes on Consolidated Financial Statements
(Notes on Going Concern Assumptions)
Not applicable.

(Basis of Presenting Consolidated Financial Statements)
1. Scope of consolidation
(a) Number of consolidated companies..............89 companies
The names of principal consolidated subsidiaries, stated in 2. Condition of Group of Enterprises, are omitted.

(b) Non-consolidated subsidiaries etc.
Non-consolidated subsidiaries
NMB-MINEBEA DO BRASIL IMPORTACAO E COMERCIO DE COMPONENTES DE PRECISAO LTDA
Shiono Precision Co., Ltd.
SARTORIUS MECHATRONICS PHILIPPINES, INC.
PARADOX ENGINEERING SDN BHD
SYLLOGISM SYSTEMS SRL
TINYNODE SA
M.G.I. Corporation
Among the companies noted above, M.G.I. Corporation, Ltd. has been added to our list of non-consolidated subsidiaries from this fiscal year, because MITSUMI ELECTRIC CO., LTD. has become a wholly-owned subsidiary of MINEBEA MITSUMI Inc. through share exchange.
In addition, PARADOX ENGINEERING ASIA PACIFIC has no longer been in our list of non-consolidated subsidiaries from this fiscal year, because the company has been liquidated.
(Reason for exclusion from the scope of consolidation)
The reason is that non-consolidated subsidiaries are all small operations, and each of their total assets, sales, net income (amount equivalent to equity), retained earnings (amount equivalent to equity), etc. has no significant impact on our consolidated financial statements.

2. Changes in the scope of consolidation
Anew :	Establishment	(1 company)	MINEBEA SLOVAKIA S.R.O.
	Share acquisition	(5 companies)	A à Z Pesage S.A.S.
Langiaux Pesage Industrie S.A.R.L.
A à Z Pesage Tardivel S.A.R.L.
Metrologia S.A.R.L.
Centre Pesage S.A.S.
	Consolidation subsequent to	(20 companies)	MITSUMI ELECTRIC CO., LTD.
	share acquisition		MITSUMI CO., LTD.
CEBU MITSUMI, INC.
ZHUHAI MITSUMI ELECTRIC CO., LTD.
TIANJIN MITSUMI ELECTRIC CO., LTD.
QINGDAO MITSUMI ELECTRONICS CO., LTD.
MITSUMI ELECTRONICS EUROPE GmbH
MITSUMI ELECTRONICS CORPORATION
12 other companies
Exclusion:	Liquidation	(5 companies)	DONGGUAN DONGMA ELECTRONICS CO., LTD.
MIK Smart Lighting Network Corporation
MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED
SHANGHAI SHUN DING TECHNOLOGIES LTD.
MOATECH HONGKONG LIMITED

3. Application of the equity method
(a) Number of affiliated companies       (0 company)
KJ Pretech Co., Ltd. and SEFFICE Co. Ltd. are no longer categorized as equity-method affiliates from this fiscal year as we sold all the shares of those companies.
(b) Non-consolidated subsidiaries not accounted for by the equity method
NMB-MINEBEA DO BRASIL IMPORTACAO E COMERCIO DE COMPONENTES DE PRECISAO LTDA, Shiono Precision Co., Ltd., SARTORIUS MECHATRONICS PHILIPPINES, INC., PARADOX ENGINEERING SDN BHD, SYLLOGISM SYSTEMS SRL, TINYNODE SA and M.G.I. Corporation are excluded from the scope of application by the equity method, because their net income (amount equivalent to equity), retained earnings (amount equivalent to equity), etc. are not important for our consolidated financial statements.

4. Fiscal years, etc. of consolidated subsidiaries
Of the consolidated subsidiaries, the settlement date of MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD., MINEBEA (CAMBODIA) Co., Ltd. and 20 other companies is December 31, and use preliminary financial statements prepared as of the consolidated closing date.
Furthermore, Minebea Intec GmbH and its 19 subsidiaries, and MOATECH CO., LTD. and its 2 subsidiaries have settled the accounts for the consolidated financial statements as of December 31, which was the account closing date of consolidated subsidiaries, and the necessary adjustments for consolidation were made for significant transactions occurring between the fiscal year end and the consolidated closing date. However, to ensure appropriate disclosure of consolidated financial statements from this fiscal year, it has been changed to March 31. With this change, the consolidated fiscal year under review is 15 months from January 1, 2016 to March 31, 2017, and adjustments have been made through the Consolidated Statements of Income.
As a result, net sales increased by 4,789 million yen, operating income increased by 131 million yen, ordinary income increased by 63 million yen and income before income taxes increased by 51 million yen for the consolidated fiscal year under review.

5. Accounting policies
(Notes) The differences in accounting standards between our domestic consolidated companies and overseas consolidated companies are mainly due to overseas consolidated companies complying with the regulation “interim accounting procedures for overseas subsidiaries for the creation of consolidated financial statements” (Business Response Report No. 18).

(a) Valuation basis and method of significant assets
1. Securities
Other marketable securities
Securities with market value
The Company adopted the market value method based on market prices and other conditions at the end of the term. Also, the Company accounted for all valuation differences based on the direct net asset method and the sales costs are calculated by the moving average method.
The Company’s consolidated overseas subsidiaries also used primarily the same accounting method.
Securities without market value
Non listed securities are stated at cost determined by the moving average method.
2. Derivatives
Market value method
The Company’s consolidated overseas subsidiaries also used primarily the same accounting method.
3. Inventories
The Company and consolidated domestic subsidiaries state primarily at the moving average cost. (The balance sheet amounts of the inventories are calculated at the lowered book values reflecting potential decline in profitability).
Consolidated overseas subsidiaries state at the lower of average cost or market.

(b) Method of significant depreciation
1. Tangible fixed assets (excluding leased assets)
The Company and consolidated domestic subsidiaries mainly adopt the straight-line method.
Their major useful lives are as follows:
Buildings and structures	5 to 50 years
Machinery and transportation equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years
They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than 100,000 yen and less than 200,000 yen) over the 3 years each consolidated fiscal year.
Consolidated overseas subsidiaries mainly adopt the straight-line method.
We adopt the declining-balance method to depreciate part of machines and equipment used for the manufacture of LED backlights for LCDs.
2. Intangible fixed assets (excluding leased assets)
The Company and consolidated domestic subsidiaries adopt the straight-line method. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5-10 years).
Consolidated overseas subsidiaries mainly adopt the straight-line method.
3. Leased assets
Lease assets related to finance lease transactions that do not involve transfer of ownership
The Company adopts the straight-line method of making lease periods depreciable lives and salvage values zero.
The Company’s consolidated overseas subsidiaries also used primarily the same accounting method.

(c) Valuation basis of significant allowances
1. Allowance for doubtful receivables
The Company and consolidated domestic subsidiaries post in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectability of specific receivables with loss possibilities.
Consolidated overseas subsidiaries post in the amount required for the estimated uncollectible receivables based on the collectability of each receivable for possible losses on the receivables.
2. Accrued bonuses
The Company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.
Consolidated overseas subsidiaries post on accrual basis.
3. Allowance for bonuses to directors
To provide for payment of bonuses to directors, the Company posts an amount, based upon the estimated amount of payment for the current consolidated fiscal year.
4. Allowance for retirement benefits to executive officers
We post retirement allowances to be required for payment at the end of the current consolidated fiscal year in accordance with regulations.
5. Allowance for after-care of products
We post reasonably projected amounts to be incurred in the future as expenses for after-care of products.
6. Allowance for environmental remediation expenses
Our consolidated overseas subsidiaries post reasonably projected amounts to be incurred in the future as environment-related expenses in the U.S.
7. Allowance for business restructuring losses
The Company and consolidated domestic subsidiaries post reasonably projected amounts to be incurred in the future, based on the decision of restructuring plans, such as the closures.
The Company’s consolidated overseas subsidiaries also used primarily the same accounting method.

 (d) Method to Allocate Projected Benefit Obligation
1. Attributing expected retirement benefits to periods
We calculate retirement benefit obligations by attributing projected benefit obligations to periods up to the end of the current fiscal year on a benefit formula basis.
2. Actuarial gains or losses and past service costs
Past service costs are amortized on a straight-line basis over a specified number of years (10 years).
Actuarial gains or losses are amortized in subsequent fiscal years on a straight-line basis over a specified number of years (5 years).
3. Unrecognized actuarial gains or losses and unrecognized past service costs
Actuarial gains or losses as well as past service costs that are yet to be recognized in profit or loss are recognized, after adjusting for taxes, as remeasurements of defined benefit plans included in accumulated other comprehensive income, which is posted under net assets.

 (e) Translation of foreign currency assets and liabilities in financial statements of the Company and consolidated subsidiaries
The Company and consolidated domestic subsidiaries translate monetary receivables and payables in foreign currency into yen at the spot exchange rates on the balance sheets date. The resulting exchange differences are accounted for as an exchange gain or loss.
Our consolidated overseas subsidiaries, assets and liabilities are translated into yen at the spot exchange rates at the consolidation date, while revenues and expenses are translated into yen at the average rates for the year.
Exchange differences are included in foreign currency translation adjustments and non-controlling interests in net assets.

(f) Accounting method of significant hedge transactions
1. Method of hedge accounting
The Company adopts the deferred hedge method to account for the forward exchange contracts for foreign currency-denominated anticipated transactions. The Company also adopts the special method to account for the interest rate swaps, which meet the requirements of special accounting.
2. Hedging vehicles and hedged items
(Hedging vehicles)
Forward exchange contracts
Interest rate swaps
(Hedged items)
Anticipated transactions in foreign currencies
Interest rates on borrowings
3. Hedge policy
Under the guidance of its Corporate Finance Department, the Company makes forward exchange contracts to hedge risks in foreign exchange fluctuations arising from export and import transactions. The Company also makes interest rate swaps to hedge fluctuation risks in interest rates on borrowings.

4. Method of assessing hedge effectiveness
Regarding forward exchange contracts, in principle, the Company allocates them to anticipated transactions in foreign currencies with same maturities and same amounts in foreign currency at closing of forward exchange contracts in accordance with the risk management policy. This completely ensures correlations reflecting subsequent exchange rate fluctuations. The Company assesses hedge effectiveness based upon such correlations.
Also, regarding interest rate swaps, the Company assesses hedge effectiveness based upon the fulfillment of the accounting requirements for special treatment.

(g) Amortization of goodwill and negative goodwill
The goodwill is equally amortized 10 years

(h) Range of cash in cash flow statements
Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within 3 months from acquisition date, have high liquidity and are easily turned into cash.

(i) Others
1. Amortization of deferred charges
Deferred charges are equally amortized over the term of bonds issued (10 years).
2. Accounting method of consumption tax and other
Consumption tax and other related taxes are excluded from revenue and purchases of the Company.

(Change in Accounting Policy)
(Change in accounting policy which is difficult to distinguish from the change in accounting estimates)
(Change in the depreciation method of tangible fixed assets other than buildings)
The Company and consolidated domestic subsidiaries have previously adopted the declining-balance method for the depreciation method of tangible fixed assets other than buildings; however, we have adopted the straight-line method since the current fiscal year.
Our Group plans to make an investment in the aircraft components business in Japan and Thailand. In the wake of the decision on the investment project, we reviewed the depreciation method of tangible fixed assets. As a result, we decided to change the depreciation method of tangible fixed assets to the straight-line method, since the adoption of such method will more accurately and adequately reflect the actual state of economic conditions, given the stable operating situations of our facilities and equipment throughout their period of use.
Due to the change, depreciation cost for this fiscal year decreased, while operating income, ordinary income, and income before income taxes rose 460 million, respectively.

(Change of Presentation)
(Consolidated Statements of Income)
Due to the diminishing importance of the “investigation related expenses” which was a sub-category included in the “other expenses” in the previous fiscal year, such expenses have been included in part of the “other expenses” starting from the current fiscal year. In order to reflect the change of presentation mentioned thereof, the change of presentation in accounting, the details of the “other expenses” have been reclassified.
As such, 178 million yen of the “investigation related expenses” and 2,061 million yen of the “other expenses”, both of which were included in the “other expenses” in the previous fiscal year have been reclassified as the “other” expenses in this fiscal year in the total amount of 2,240 million yen.

(Additional Information)
(Class action suit filed in Canada in relation to competition authorities’ investigations)
As already announced, some of our consolidated subsidiaries have been investigated by competition authorities for the alleged infringement of competition laws related to the trading of small-sized ball bearing products, etc.
A class action suit was filed in Canada against MinebeaMitsumi and its subsidiaries in relation to these investigations, which have already been completed.
Depending on the outcome of the above-mentioned lawsuit, we may incur losses from compensation for damages. However, we can neither reasonably project the amount of said losses at this time nor predict whether they will affect our operating performance or financial standing.

(Transactions to transfer the Company shares to the employees through the trust)
(a) Outline of the transactions
The Company has introduced the “Trust-type Employee Shareholding Incentive Plan” (the “Plan”), in order to provide the Company group’s employees with incentives to increase the enterprise value of the Company, and to promote the benefit and welfare of the employees of the Company group and others. The Plan is an incentive plan, in which all employees of the Company group who are members of the “Minebea Employee Stock Holding Partnership” (“Stock Holding Partnership”) (a Company group employee who is a member of the Stock Holding Partnership is hereinafter referred to as an “Employee”) may participate. Based on the Plan, as of May 10, 2012, Minebea entered into the Minebea Employee Stock Holding Partnership Exclusive Trust Agreement (the “Trust Agreement”) with the bank in which the Company is Truster and the Bank is Trustee. As per the Plan and the Trust Agreement, the “Minebea Employee Stock Holding Partnership Exclusive Trust Account” (the “Trust”), which had been established for the purpose of securing the Company shares for the Stock Holding Partnership to effect purchases, has borrowed money from banks (the Company guarantees the Trust’s borrowings) for a considerable number of Company shares that were expected to be acquired by the Stock Holding Partnership by the end of May 2017, and acquired Company shares in a number equal to such borrowings from the market at the time the Plan was introduced in May 2012. Subsequently, the Trust is to continuously transfer the Company shares to the Stock Holding Partnership in accordance with certain plans (conditions and methods) and terminate, e.g. if all of the Company shares belonging to the trust assets of the Trust are transferred. If any capital gains, such as gains on sale of the Company shares, accumulate within the Trust by the time of its termination, and if any money remains within the Trust after repaying all the debts such as borrowings to be borne by the Trust, then such money is to be distributed as residual assets to those Employees that fulfill the requirements for eligible beneficiaries.

A trust administrator or an agent of the beneficiaries gives instructions to the trustee of the Trust with regard to preserving and exercising the rights (including the exercise of voting rights) relating to the Company shares held as the trust assets in the Trust, while eligible beneficiaries of the Trust will preserve and exercise their rights in accordance with such instructions. A trust administrator or an agent of the beneficiaries of the Trust shall follow the guidelines relating to the exercise of the voting rights stipulated in the Trust Agreement, in case of executing instructions regarding the exercise of voting rights on behalf of beneficiaries.
Based on the determination by the Stock Holding Partnership as of January 25, 2017 to approve the extension of the end date of the trust period, the Company has resolved, at its board of directors’ meeting held on February 24, 2017, to enter into the amendment agreement with the trustee of the Trust which has been established under the Plan (i.e., The Nomura Trust and Banking Co., Ltd.) and the trust administrators who represent the employees’ interests to extend the end date of the trust period from May 9, 2017 to December 27, 2018, and to appoint an attorney-at-law as an additional trust administrator.
 (b) Since the said trust agreement was concluded before the first applicable fiscal year of the adoption of the “Practical Solution on Transactions of Delivering the Company’s Own Stock to Employees etc. through Trusts” (ASBJ PITF No.30 dated as of December 25, 2013 and revised as of March 26, 2015), the transaction has been accounted for with the accounting method that had been adopted.

(c) The items relating to the Company shares owned by the Trust
1. Book value of the Company shares owned by the Trust
As of March 31, 2016: 1,212 million yen
As of March 31, 2017:  889 million yen
2. The Company shares owned by the Trust are accounted for as treasury stock.
3. Number of the Company shares owned by the Trust at the end of each fiscal year and the average number of shares owned by the Trust
Number of the Company shares owned by the Trust at the end of each fiscal year
As of March 31, 2016: 3,754,000 shares
As of March 31, 2017: 2,753,000 shares
Average number of shares owned by the Trust
As of March 31, 2016: 4,043,423 shares
As of March 31, 2017: 3,183,870 shares
4. The number of the Company shares mentioned in part 3. was included in the treasury stock to be deducted in terms of calculating relevant per share indicators.

(Adoption of revised implementation guidance on recoverability of deferred tax assets)
Revised Implementation Guidance on Recoverability of Deferred Tax Assets (ASBJ Guidance No. 26, March 28, 2016) has been applied effective from this fiscal year.

(Consolidated Balance Sheets)
1. Lawsuit
(Year ended March 31, 2016)
NMB-Minebea Thai Ltd., our consolidated subsidiary company located in Thailand, received (1) a revised assessment of income tax liability in the amount of 502 million baht on August 25, 2008; (2) another revised assessment of income tax liability in the amount of 125 million baht on August 25, 2010; (3) a third revised assessment of income tax liability in the amount of 101 million baht on August 11 and 22, 2011; (4) a fourth revised assessment of income tax liability in the amount of 71 million baht on July 2,August 8 and 17, 2012; (5) a fifth revised assessment of income tax liability in the amount of 366 million baht on April 5, 2013; (6) a sixth revised assessment of income tax liability in the amount of 14 million baht on August 26, 2013 from the Revenue Department of the Kingdom of Thailand. However, the company has not accepted these revised assessments, believing them to be unjust and without legal grounds, and regarding items (1), (2), (3) and (4), following the petition to the Revenue Department, the Company took the cases to the Tax Court of Thailand on August 25, 2009 for the case (1) and on November 16, 2015 for the cases (2), (3) and (4). Regarding items (5) and (6), the Company has petitioned the Revenue Department for redress.
Regarding item (1), the Company has won the case as a result of the decision at the Tax Court of the Kingdom of Thailand on October 13, 2010, but the Revenue Department disagreed with this decision and appealed the case to the Supreme Court on December 9, 2010.
Payment of these amounts was made in subrogation on (1) September 22, 2008, (2) September 23, 2010, (3)  August 16, 2011, (4) August 23, 2012, (5) April 26, 2013 and (6) September 16, 2013, respectively, using a surety bond from a bank with which the Company does business.

(Year ended March 31, 2017)
NMB-Minebea Thai Ltd., our consolidated subsidiary company located in Thailand, received (1) a revised assessment of income tax liability in the amount of 502 million baht on August 25, 2008; (2) another revised assessment of income tax liability in the amount of 125 million baht on August 25, 2010; (3) a third revised assessment of income tax liability in the amount of 101 million baht on August 11 and 22, 2011; (4) a fourth revised assessment of income tax liability in the amount of 71 million baht on July 2, August 8 and 17, 2012; (5) a fifth revised assessment of income tax liability in the amount of 366 million baht on April 5, 2013; (6) a sixth revised assessment of income tax liability in the amount of 14 million baht on August 26, 2013 from the Revenue Department of the Kingdom of Thailand. However, the company has not accepted these revised assessments, believing them to be unjust and without legal grounds, and regarding items (1), (2), (3) and (4), following the petition to the Revenue Department, the Company took the cases to the Tax Court of Thailand on August 25, 2009 for the case (1) and on November 16, 2015 for the cases (2), (3) and (4). Regarding items (5) and (6), the Company has petitioned the Revenue Department for redress.
With regard to item (1), the Supreme Court of the Kingdom of Thailand made its judgment which dismissed the claims made by NMB-Minebea Thai Ltd. As a result of this court decision, the Company recorded a total of 251 million baht (735 million yen) as income taxes for prior periods for the current fiscal year in its consolidated financial statements.
Regarding the cases (2), (3) and (4), the Company withdrew from the respective suits and made a payment of 98 million baht (288 million yen), or the amount derived from a initial revised assessment of income tax liability in the amount of 295 million baht (865 million yen) subtracted by 197 million baht (577 million yen) including delinquent taxes to be exempted, and with regard to cases (5) and (6), the Company dropped a petition for redress and recorded, as income taxes for prior periods, 122 million baht (359 million yen), or the amount derived from a initial revised assessment of income tax liability in the amount of 380 million baht (1,115 million yen) subtracted by 257 million baht (755 million yen) to be exempted for the current fiscal year in its consolidated statements of financial position. Please be advised that the amount of tax refunds due to the revised tax return relating to the lawsuit has been deducted from income taxes for prior periods.

(Consolidated Statements of Income)
1. Insurance income
(Year ended March 31, 2016)
Insurance payments totaling 2,803 million yen, carried by the insurance policies that cover the damages and costs including lost earnings caused by the large-scale floods which occurred in Thailand in October 2011, and insurance money received totaling 534 million yen, due to the determination of the insurance amount paid to cover the damages and losses associated with the factory explosion at our consolidated subsidiary in the U.S. in February 2014.

2. Government subsidy
(Year ended March 31, 2016)
Fixed amount granted as a subsidy for the “Project to Promote Investment in Advanced Equipment as Measures to Deal with Yen Appreciation and Energy Constraints” by the Ministry of Economy, Trade and Industry.

3. Gain on bargain purchase
(Year ended March 31, 2017)
These gains have been derived from the business integration with MITSUMI ELECTRIC CO., LTD. and the share exchange.

4. Loss on reduction of fixed assets
(Year ended March 31, 2016)
Losses associated with the inclusion in deductible expenses relating to item described above.

5. Impairment loss
(Year ended March 31, 2017)
Outline of the asset groups on which impairment losses were recognized	(Amount: millions of yen)
Use	Location	Impairment loss
		Class	Amount
Business assets	Lighting device business (Thailand)	Buildings and structures	3,241
		Total	3,241
	Lighting device business (Suzhou, China)	Machinery and transportation equipment	548
		Tools, furniture and fixtures	56
		Total	604
	Small-sized motor business (Philippines, etc.)	Machinery and transportation equipment	75
		Total	75
Total			3,921
Asset grouping method
Based on its business classification, the MinebeaMitsumi Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses
Because the worsening profitability, cutback on unprofitable business and the lower capacity utilization rate due to the deterioration of market environment, etc., the future cash flow generation is expected to be less than the carrying value of the asset group with regard to the assets for business use (buildings and structures, machinery and transportation equipment, tools, furniture and fixtures) that are subject to the impairment loss in the current fiscal year, we recognized the impairment loss and reduced the asset value to the recoverable value or use value.

Calculation method of collectable amounts
For the assets for business use, a recoverable value is measured by a use value. Buildings and structures of Lighting device business are expected to be used for a short period of time and the discounting factor is not taken into account for those assets as the monetary impact is negligible. Machinery and transportation equipment, tools, furniture and fixtures of Lighting device business are calculated by discounting the amount of an expected future cash flow by 14.0%. No future cash flow is expected to be generated from Small-sized motor businesss and as such, the full amount of the carrying value has been posted as the impairment loss.

6. Loss on liquidation of affiliates
(Year ended March 31, 2017)
266 million yen losses on liquidation of business were recorded due to the liquidation of the business of a consolidated subsidiary in Thailand and 1,003 million yen losses on liquidation of business were posted because of the liquidation of a foreign consolidated subsidiary located in China.

7. Business restructuring losses
(Year ended March 31, 2016)
These business restructuring losses consist of a loss of 264 million yen incurred by the personnel reduction in one of the foreign consolidated subsidiaries located in the U.S.; a loss of 204 million yen incurred by the rationalization of small-sized motor business; and other losses totaling 45 million yen.

8. Loss on abolishment of retirement benefit plan
(Year ended March 31, 2016)
This is due to the loss on abolishment of retirement benefit plan in our consolidated subsidiaries in the U.S.

9. Loss on bonds redemption
(Year ended March 31, 2017)
The loss was related to the redemption of Minebea Co., Ltd. Series I Unsecured Subordinated Convertible Bonds with Stock Acquisition Rights, all of which were originally purchased from the Development Bank of Japan Inc. in June 2016.

(Business Combination, etc.)
(Year Ended March 31, 2017)
Business Combination through Acquisition
1. Outline of the business combination
(1) Name of the acquired company and its business activities
Name of the acquired company: MITSUMI ELECTRIC CO., LTD.
Business activities: Manufacture and sales of components for electronic and telecommunications industry

(2) Major reasons for the business combination
The Company has carried out this business combination aiming at becoming a genuine solutions company by realizing synergies of integration as described below where the combined entity would strive to materialize the further improvement of its corporate value as the Electro Mechanics Solutions™ (Electro Mechanics Solutions is the registered trademark in Japan of MINEBEA MITSUMI Inc.) company.
1. Growth and evolution of business portfolio
2. Enhancement of cost competitiveness and capacity to generate cash flow by optimizing manufacturing structure and bases
3. Enhancement of development capabilities and provision of solutions

(3) Effective date of the business combination
January 27, 2017

(4) Legal form of business combination
By way of the Share Exchange in which the Company is the fully parent company for the purpose of the Share Exchange and the MITSUMI ELECTRIC CO., LTD. (MITSUMI) is the wholly owned subsidiary for that purpose.

(5) Name of the company subsequent to the business combination
MITSUMI ELECTRIC CO., LTD.

(6) Percentage of voting rights acquired
Percentage of voting rights immediately before the stock acquisition	－％
Percentage of voting rights to be acquired on the effective date of the business combination	100.0％
Percentage of voting rights subsequent to the stock acquisition	100.0％

(7) Major reasons for consummating this acquisition
Due to the acquisition of all the shares by the Company of MITSUMI in consideration of the Share Exchange

2. Period of business performances of the acquired company to be included in the consolidated financial statements
From January 27, 2017 to March 31, 2017

3. Matters relating to the calculation of the acquisition cost, etc.
(1) Acquisition cost of the acquired company and breakdown by type of consideration
Consideration for the acquisition	Common shares (appropriation of treasury shares)	22,960 million yen
	Common shares (issuance of new shares)	32,044
	Succession of convertible bonds	20,517
	Loans of funds	(20,000)
Acquisition cost		55,521

(2) Details of allotment in the Share Exchange
	The Company	MITSUMI
Share Exchange Ratio of this Share Exchange	1	0.59
Number of shares to be delivered through the Share Exchange	Number of common stock of the Company：47,912,911 shares
(Notes) 1. Share allotment ratio
0.59 shares of common stock of the Company have been allotted and delivered for each share of MITSUMI common stock.
2. Number of shares to be delivered through the Share Exchange
Common stock of the Company: 47,912,911 shares
Treasury stock of 20,000,000 shares held by the Company and newly issued shares of 27,912,911 shares have been delivered.

(3) Calculation basis for the details of share allocation of the Share Exchange
For the calculation of the Share Exchange Ratio, the Company appointed Nomura Securities Co., Ltd. (Nomura Securities) as a third-party calculation institution and Mori Hamada & Matsumoto as a legal adviser, while MITSUMI appointed Daiwa Securities Co. Ltd. (Daiwa Securities) as a third-party calculation institution and Anderson Mori & Tomotsune as a legal advisor.
Nomura Securities used an average market price analysis, a comparable company analysis and the DCF Analysis (discount cash flow method) for the calculation with regard to the shares of the Company and used an average market price analysis and the DCF Analysis (discount cash flow method) regarding the calculation of MITSUMI shares. The Share Exchange Ratio has been calculated and determined by taking into consideration all such analyses described above comprehensively.
Daiwa Securities used an average market price analysis, a comparable company analysis and the DCF Analysis (discount cash flow method) for the calculation of shares of both the Company and MITSUMI and calculated and determined the Share Exchange Ratio through the comprehensive consideration of all such analyses.
Based on the results of the calculations detailed above and by taking into account the advice of the legal advisers, all the parties concerned discussed the matter and decided on the Share Exchange Ratio.

4. Amount of acquisition-related expenses and its details
Advisory expenses,etc.　609 million yen

5. Amount of bargain purchase and the source of transaction
(1) Amount of bargain purchase
　 14,619 million yen
(2) The source of the transaction
    Primarily because the carrying value of net assets was higher than the acquisition cost at the time of the business combination.

6. Amount of assets and liabilities received at the effective date of business combination and its details
Current assets	142,381	million yen
Fixed assets	33,803
Total assets	176,184
Current liabilities	101,250
Long-term liabilities	4,099
Total liabilities	105,350

7. Assuming that the business combination has been completed at the beginning date of the current consolidated fiscal year, approximate estimates of impacts of such business combination on the consolidated financial statements and the method for calculating such amounts
Total sales	137,625	million yen
Operating Income	(12,872)		*1.
Ordinary Income	(14,644)
Income before income taxes	(33,568)		*2.
Income attributable to owners of the parent	(30,299)

*1. 12,336 million yen of loss from inventory revaluation is included.
*2. 18,677 million yen of impairment losses of fixed assets is included.

(Method for calculating approximate estimates)
The differences between total sales and the relevant profit and loss information based on the assumptions that the business combination has been completed at the beginning date of the consolidated fiscal year, and the total sales and the relevant profit and loss information on the consolidated financial statements as recorded hereof are used as the approximate estimates of impacts of the business combination on the consolidated financial statements.
Please be noted that such approximate estimates have not been audited and attested by the audit certification.

(Segment Information etc.)
〔Segment Information〕
(a) Summary of reportable segments
Our reportable segments are segments which separate financial information is available and subject to periodical reviews and in order for the Company’s Board of Directors to determine the distribution of management resources and evaluate performance.
The Company established business divisions by product in key business centers, therein Machined Component Manufacturing Headquarters supervises the production of machined components, while Electronic Device and Component Manufacturing Headquarters oversees the manufacture of small-sized motors, electronic devices and components, and optical products, etc. and Mitsumi Business Headquarters is responsible for the production of semiconductor devices, optical devices, mechanical components, etc. and formulates comprehensive business strategies to be implemented for both domestic and foreign operations. Therefore, we have three reportable segments consisting of “Machined components”, “Electronic devices and components” and “MITSUMI business.”
Our core products in the “Machined components” are mechanical parts, such as ball bearings, rod-end bearings, pivot assemblies of HDDs, fastener for automobiles and aircraft, etc. The “Electronic devices and components”  includes electronic devices (LED backlights for LCDs, sensing devices (measuring components), etc.), HDD spindle motors, stepping motors, DC motors, air movers (fan motors), precision motors, and special devices. The staple products of “MITSUMI business” include semiconductor devices, optical devices, mechanical parts, high frequency components, power supply components, etc.
Please be noted that “MITSUMI business” has been recognized as a new reportable segment from this fiscal year as disclosed therein due to the business integration with MITSUMI ELECTRIC CO., LTD. through the acquisition of its shares.

(b) Calculation method of amounts
The accounting method for the reported business segments is almost the same as that explained in “Basis of Presenting Consolidated Financial Statements”.
Segment earnings are operating income-based figures. Inter-segment earnings and transfer are calculated based on invoice prices-the comprehensive judgment made after having considered factors including market prices and manufacturing costs.

(Change in the depreciation method of tangible fixed assets other than buildings)
The Company and consolidated domestic subsidiaries have previously adopted the declining-balance method for the depreciation method of tangible fixed assets other than buildings; however, we have adopted the straight-line method since this current fiscal year.
Our Group plans to make an investment in the aircraft components business in Japan and Thailand. In the wake of the decision on the investment project, we reviewed the depreciation method of tangible fixed assets. As a result, we decided to change the depreciation method of tangible fixed assets to the straight-line method, since the adoption of such method will more accurately and adequately reflect the actual state of economic conditions, given the stable operating situations of our facilities and equipment throughout their period of use.
Due to this change, depreciation cost for this current fiscal year decreased, while the segment income for Machined components, that for Electronic devices and components, that for Other and that for Adjustment (corporate) segment rose 123 million yen, 174 million yen, 111 million yen, and 50 million yen, respectively.

 (c) Information on net sales, profit or loss, assets, liabilities and other amounts by reported segment
(Year ended March 31, 2016)	(Amount: millions of yen)
	Reportable segments				Other *1	Total	Adjustment *2	Consolidated Financial Statements amount *3
	Machined components	Electronic devices and components	MITSUMI business	Total
Total sales
(1) Sales to customers	163,811	445,467	―	609,278	536	609,814	―	609,814
(2) Sales to other segment	4,409	4,318	―	8,727	1,251	9,979	(9,979)	―
Total	168,220	449,785	―	618,006	1,787	619,794	(9,979)	609,814
Segment income (loss)	40,854	22,336	―	63,190	(124)	63,066	(11,627)	51,438
Segment assets	105,254	189,748	―	295,002	2,167	297,169	162,257	459,427
Other Depreciation	9,296	20,807	―	30,103	334	30,437	4,349	34,787
Increase in fixed assets	7,735	29,012	―	36,747	178	36,925	6,953	43,878

(Year ended March 31, 2017)	(Amount: millions of yen)
	Reportable segments				Other *1	Total	Adjustment *2	Consolidated Financial Statements amount *3
	Machined components	Electronic devices and components	MITSUMI business	Total
Total sales
(1) Sales to customers	156,310	441,615	40,342	638,268	658	638,926	―	638,926
(2) Sales to other segment	3,831	3,871	―	7,702	1,005	8,707	(8,707)	―
Total	160,141	445,487	40,342	645,971	1,663	647,634	(8,707)	638,926
Segment income (loss)	39,147	21,898	2,315	63,360	(120)	63,239	(14,223)	49,015
Segment assets	106,115	181,943	168,648	456,707	3,167	459,875	183,436	643,312
Other Depreciation	7,990	15,638	475	24,104	207	24,311	3,853	28,164
Increase in fixed assets	5,869	16,845	2,945	25,660	170	25,831	6,015	31,847
 (Notes)   *1. The classification of “Other” refers to business units not included in the reportable segments.
Their products are mainly machines made in-house.
*2. The amount of the adjustment is as follows.
(a) Adjustments to segment income (loss) include amortization of goodwill (-969 million yen last fiscal year, -1,099 million yen this fiscal year), as well as corporate expenses such as selling, general & administrative expenses in addition to research and development costs that do not belong to the reportable segments (-10,657 million yen last fiscal year, -13,124 million this fiscal year).

(b) Adjustments to segment assets include unamortized goodwill (5,721 million yen last fiscal year, 4,714 million yen this fiscal year), as well as assets related to administrative divisions that do not belong to the reportable segments (156,536 million yen last fiscal year, 178,722 million yen this fiscal year).
(c) The major part of the adjustments in depreciation is depreciation of equipment related to the administrative division, which does not belong to the reportable segments.
(d) The major part of the adjustments in increased tangible fixed assets and intangible fixed assets is capital investments in equipment related to the administrative division, which does not belong to the reportable segments.
*3. Segment income or loss is adjusted with operating income in the Consolidated Financial Statements.
4. Information related to changes reportable segments, etc.
As stated in “(5) Notes on Consolidated Financial Statements (Basis of Presenting Consolidated Financial Statements) 4. Fiscal years, etc. of consolidated subsidiaries”, certain consolidated subsidiaries with fiscal years ending on December 31 originally used the financial statements current as of the fiscal year end and the necessary adjustments for consolidation were made for significant transactions occurring between the fiscal year end and the consolidated balance sheet date. However, from the fiscal year, closing date has been changed to March 31 to ensure appropriate disclosure of consolidated financial statements. With this change, the consolidated fiscal year under review is 15 months from January 1, 2016 until March 31, 2017, and adjustments have been made through the Consolidated Statements of Income.
As a result, sales of “Electronic devices and components” increased by 4,789 million yen and segment income increased by 131 million yen.

(Information related impairment losses of fixed assets by reportable segments)
(Year ended March 31, 2017)	(Amount: millions of yen)
	Reportable segments				Other	Corporate	Consolidated Financial Statements amount
	Machined components	Electronic devices and components	MITSUMI business	Total
Impairment loss	－	3,921	－	3,921	－	－	3,921

(Per Share Data)
	Year ended March 31, 2016	Year ended March 31, 2017
Net assets per share (yen)	616.43	759.15
Net income per share (yen)	97.26	107.33
Diluted net income per share (yen)	92.35	105.64

(Notes) 1. The following are the basis for calculating net assets per share.
	As of March 31, 2016	As of March 31, 2017
Total net assets (millions of yen)	237,973	326,218
Deduction from total net assets (millions of yen)	7,188	4,854
(Non-controlling interests)	(7,058)	(4,823)
(Subscription rights to shares)	(130)	(30)
Year-end net assets related to common stock (millions of yen)	230,785	321,364
Year-end common stock used for the calculation of net assets per share (shares)	374,392,602	423,322,011

2. The following are the basis for calculating net income per share and diluted net income per share.
	Year ended March 31, 2016	Year ended March 31, 2017
Net income per share
Income attributable to owners of the parent (millions of yen)	36,386	41,146
Amount not available for common stock (millions of yen)	―	―
Income attributable to owners of the parent related to common stock (millions of yen)	36,386	41,146
Average shares of common stock outstanding (shares)	374,106,139	383,378,305
Diluted net income per share
Income attributable to owners of the parent adjustments (millions of yen)	30	-4
(Interest expense (after tax equivalents) (millions of yen))	(30)	(-4)
Increased shares of common stock (shares)	20,237,945	6,064,711
(Convertible bond-type bonds with subscription rights to shares (shares))	(20,157,000)	(6,003,291)
(Subscription rights to shares (shares))	(80,945)	(61,420)
Outline of the residual shares not included in the calculation of diluted net income per share due to no dilution effects	Subscription rights to shares issued by consolidated subsidiaries: 2 types (the number of subscription rights to shares: 14 units)	―

3. The number of shares owned by the Employee Stock Holding Partnership Exclusive Trust Account is deducted from the total number of shares outstanding at the end of the fiscal year with regard to the calculation of “net assets per share” (3,754,000 shares for the previous fiscal year, and 2,753,000 shares for the current fiscal year).
Furthermore, the number of shares owned by the said Trust Account is included that of treasury shares, the number of which is deducted from that of average shares of common stock outstanding in relation to “the number of shares of common stock outstanding at year end used to calculate net assets per share” and “average shares of common stock outstanding” (4,043,423 shares for the previous fiscal year, and 3,183,870 shares for the current fiscal year).

(Subsequent Events)
Not applicable.

5. Others

(1) Amounts of Production, Orders Received, Sales
(a) Production	(Amount: millions of yen)
Business segments	Year ended March 31, 2017	Year - on - year
Machined components	152,677	96.3%
Electronic devices and components	415,040	91.9%
MITSUMI business	35,975	―
Other	709	176.8%
Total	604,401	99.0%
(Notes)	Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the business segments and do not include consumption taxes.

(b) Orders Received	(Amount: millions of yen)
Business segments	Orders received	Year - on - year	Order backlog	Year - on - year
Machined components	163,141	100.2%	67,644	111.2%
Electronic devices and components	451,857	101.4%	55,247	122.8%
MITSUMI business	61,361	―	21,018	―
Other	657	122.6%	43	95.6%
Total	677,016	111.1%	143,952	136.0%
(Notes)	Amounts are provided after offsetting and eliminating transactions between the business segments and do not include consumption taxes.

(c) Sales	(Amount: millions of yen)
Business segments	Year ended March 31, 2017	Year - on - year
Machined components	156,310	95.4%
Electronic devices and components	441,615	99.1%
MITSUMI business	40,342	―
Other	658	122.8%
Total	638,926	104.8%
(Notes)	Amounts are provided after offsetting and eliminating transactions between the business segments and do not include consumption taxes.